JONATHAN A. VAN HORN

Partner

(612) 492-6134

FAX (952) 516-5477

van.horn.jonathan@dorsey.com

February 1, 2022

VIA ELECTRONIC MAIL AND EDGAR

Mr. Daniel Duchovny U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions 100 F Street, NE Washington, D.C. 20549 Email: duchovnyd@sec.gov

Re:	Petroteq Energy Inc.

Schedule TO-T filed October 25, 2021, amended October 27, 2021 and

January 10, 2022, by 2869889 Ontario Inc. and Viston United Swiss AG

File No.: 005-92513

Dear Mr. Duchovny:

On behalf of our client, Viston United Swiss AG (“Viston”), this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), contained in a letter from you dated December 6, 2021 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-T initially filed by Viston and 2869889 Ontario Inc. (the “Offeror” and, together with Viston, the “Filing Persons”) with the Commission on October 25, 2021 and subsequently amended on October 27, 2021 and January 10, 2022 (as amended, the “Schedule TO-T”). For ease of reference in this letter, the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Comment Letter appear directly above the responses of the Filing Persons. Concurrently herewith, the Filing Persons have filed Amendment No. 3 to the Schedule TO-T (“Amendment No. 3”) reflecting the responses below, where appropriate.

Schedule TO-T

Conditions of the Offer, page 26

1. We note condition (k), which could have been triggered as of a date prior to the commencement of the offer. Your apparent ability to determine a condition was triggered prior to commencement appears to render the offer illusory. Please revise or advise.

Response: In response to the Staff’s comment, the Filing Persons have revised condition (k) on page 29 of the Offer to Purchase in Amendment No. 3 as set forth in the following marked excerpt:

Mr. Daniel Duchovny

Division of Corporation Finance

Office of Mergers & Acquisitions

February 1, 2022

“(k) each of Petroteq and its subsidiaries have carried on their respective businesses in the Ordinary Course at all times on or after ~~August 19, 2021~~ the commencement of the Offer and prior to the Expiry Time; and”

2. We refer to the first paragraph after the lettered conditions, on page 28. You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions)” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your own action or inaction.

Response: In response to the Staff’s comment and Staff comment 3 below, the Filing Persons have revised the first three sentences of the first paragraph after the lettered conditions on page 29 of the Offer to Purchase in Amendment No. 3 as set forth in the following marked excerpt:

“The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time in its reasonable discretion~~, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions)~~. The Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, prior to ~~both before and after~~ the Expiry Time, without prejudice to any other rights which the Offeror may have.”

3. The following sentence states that you may assert conditions after the Expiry Time. You may not assert conditions once the expiration of the offer has occurred. Please revise.

Response: In response to the Staff’s comment, the Filing Persons have revised the first three sentences of the first paragraph after the lettered conditions on page 29 of the Offer to Purchase in Amendment No. 3 as set forth in the marked excerpt provided in response to Staff comment 2 above.

4. We note the language in the same paragraph that the Offeror’s failure at any time to exercise or assert any of the foregoing rights shall not constitute a waiver of any such right. If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Mr. Daniel Duchovny

Division of Corporation Finance

Office of Mergers & Acquisitions

February 1, 2022

Response: The Filing Persons confirm their understanding that, when the Offereor becomes aware that an offer condition, the failure of which would permit the Offeror to terminate the Offer, is triggered by events that occur during the offer period and before the expiration of the offer, the Offeror should inform security holders how it intends to proceed promptly, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

5. Please refer to the same paragraph. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Filing Persons confirm their understanding that, depending on the materiality of a waived condition and the number of days remaining in the Offer, the Offeror may be required to extend the expiration of the offer period to a later time in order to disseminate to security holders notice of the waiver.

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We believe that Amendment No. 3 responds completely to all of issues raised in the Comment Letter. If you have any questions regarding this letter or Amendment No. 3, please feel free to contact me at (612) 492-6134.

Sincerely,

Jonathan A. Van Horn